July 10, 2008

Ms. Catherine T. Brown
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Jupitermedia Corporation
          Form 10-K
          Filed April 4, 2008
          Definitive Proxy Statement on Schedule 14A
          Filed April 29, 2008
          File No. 000-26393

Dear Ms. Brown:

Thank you for taking the time today to discuss with our counsel, Willkie Farr & Gallagher LLP, our preliminary comments to your letter dated June 25, 2008 (the "Comment Letter"), which set forth the comments of the staff of the Securities and Exchange Commission on our Annual Report on Form 10-K for the year ended December 31, 2007 and our Definitive Proxy Statement on Schedule 14A filed April 29, 2008, and our request for a filing extension. As agreed to during that discussion, Jupitermedia Corporation will submit its response to the Comment Letter no later than next Friday, July 18, 2008.


Sincerely,



/s/ Donald J. O'Neill
----------------------------------
Donald J. O'Neill
Title:  Vice President and Chief Financial Officer

cc: Alan M. Meckler, Chairman and Chief Executive Officer, Jupitermedia Corporation
     H. Christopher Owings, Assistant Director, U.S. Securities and Exchange Commission
     Ellie Bavaria, Special Counsel, U.S. Securities and Exchange Commission Jeffrey R. Poss, Esq., Willkie Farr & Gallagher LLP